Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana, India.

CIN : L85195TG1984PLC004507

Tel     :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

July 30, 2020

To,

The Secretary

BSE Limited

National Stock Exchange of India Limited

Dear Sir/Madam,

Sub: Newspaper advertisement regarding financial results of Q1 FY2021

Pursuant to Regulation 47 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulation, 2015, as amended, please find enclosed copies of newspaper advertisement regarding the financial results of the company for the quarter ended June 30, 2020 as published in Business Standard and Andhra Prabha on July 30, 2020.

This is for your information and records.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary